Exhibit 99.1

Ballard Closes US$402.5 Million Bought Deal Offering of Common Shares

VANCOUVER, BC, Nov. 27, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the closing of the previously announced bought deal offering of 20,909,300 common shares of the Company (the "Common Shares") at a price of US$19.25 per Common Share (the "Offering Price") for gross proceeds of US$402,504,025 (the "Offering"), and which includes the exercise in full by the underwriters of their over-allotment option to purchase up to an additional 2,727,300 Common Shares at the Offering Price.

National Bank Financial Inc. and Raymond James Ltd. acted as joint bookrunners for the Offering, with a syndicate of underwriters which included Cormark Securities Inc. and TD Securities Inc.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2020/27/c8717.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 09:31e 27-NOV-20